UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of Registrant’s Name Into English)

Paradeplatz 8, CH-8001 Zurich, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Explanatory note

This report on Form 6-K contains the exhibit set forth below. This report on Form 6-K and such exhibit are hereby incorporated by reference into Registration Statement Nos. 333-202913 and 333-180300-03 of Credit Suisse AG.

Exhibit 99.1: Press release of Credit Suisse AG dated February 9, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE AG

Date: February 9, 2016	By:	/s/ Gina Orlins
		Name:	Gina Orlins
		Title:	Authorized Signatory

	By:	/s/ Elaine Sam
		Name:	Elaine Sam
		Title:	Authorized Signatory

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